TECOGEN INC.
76 Treble Cove Road
Building 1
North Billerica, Massachusetts 01862

July 15, 2025

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:    Aliya Ishmukhamedova, Esq.
Division of Corporation Finance
Office of Technology

Re:    Tecogen Inc.
    Form S-1 Registration Statement
    (File No. 333-288668)

    Acceleration Request:
    Requested Date: July 17, 2025
    Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, Tecogen Inc., a Delaware corporation (“Company”), hereby respectfully requests acceleration of the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-288668) filed with the Securities and Exchange Commission on July 15, 2025, to 5:00 p.m. (Eastern Time) on July 17, 2025, or as soon thereafter as practicable.

If you have any question regarding the foregoing, please contact Neil R.E. Carr, Esq., of the law firm of Somertons, PLLC, our outside legal counsel, at 202.459.4651 or by email at neil.carr@somertons.com.

Respectfully submitted,

/s/ Abinand Rangesh
Abinand Rangesh
Chief Executive Officer

cc:    Neil R.E. Car, Esq.
    Somertons, PLLC